# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: uCloudlink Group Inc., CIK 0001775898
CUSIP: 90354D104
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: UNIT 2214-RM1, 22/F, MIRA PLACE TOWER A, 132 NATHAN ROAD, TSIM SHA TSUI, KOWLOON, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 08/17/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950103-24-005752
Filed by CIK 0001805356

## Reporting persons
- China International Capital Corporation Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Schedule 13G is being filed to report that the Reporting Persons no longer beneficially own any Class A ordinary shares of the Issuer.
  
  Note to Row 11: See Item 5.
- China International Capital Corp (International) Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Row 11: See Item 5.
- CICC Financial Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Row 11: See Item 5.
- CICC Financial Trading Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Row 11: See Item 5.

## Item 1. Issuer
Name of issuer: uCloudlink Group Inc.
Address of issuer's principal executive offices: UNIT 2214-RM1, 22/F, MIRA PLACE TOWER A, 132 NATHAN ROAD, TSIM SHA TSUI, KOWLOON, K3, 00000

## Item 2. Person Filing
Name of person filing:
China International Capital Corporation Limited
China International Capital Corporation (International) Limited
CICC Financial Holdings Limited
CICC Financial Trading Limited
Address of principal business office or, if none, residence:
The principal business address of China International Capital Corporation Limited is 9th Floor China World Tower 2, No.1 Jian Guo Men Wai Avenue, Beijing 100004, People's Republic of China.

The principal business address of each of China International Capital Corporation (International) Limited, CICC Financial Holdings Limited and CICC Financial Trading Limited is 29/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.
Citizenship:
China International Capital Corporation Limited - People's Republic of China
China International Capital Corporation (International) Limited - Hong Kong
CICC Financial Holdings Limited - Hong Kong
CICC Financial Trading Limited - Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

The Reporting Persons no longer beneficially own any Class A ordinary shares of the Issuer.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement as Exhibit 99.1. Will be separately attached.

## Signatures
- China International Capital Corporation Limited: /s/ Yiming Zhang, Yiming Zhang / Authorized Signatory (10/29/2026)
- China International Capital Corp (International) Ltd: /s/ Jiaxing Zhou, Jiaxing Zhou / Authorized Signatory (10/29/2026)
- CICC Financial Holdings Limited: /s/ Jiaxing Zhou, Jiaxing Zhou / Authorized Signatory (10/29/2026)
- CICC Financial Trading Limited: /s/ Junqi Wang, Junqi Wang / Authorized Signatory (10/29/2026)